                                   Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 12b-25     Commission File No.: 0-25098
                                                    CUSIP No.: 30701A106


                           NOTIFICATION OF LATE FILING

                                  (Check One):

     [X] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR For Period Ended: December 31, 1999

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -----------------------
--------------------------------------------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         Not Applicable.

--------------------------------------------------------------------------------

Part I - Registrant Information

--------------------------------------------------------------------------------

Full name of Registrant                              Family Golf Centers, Inc.

Former name if applicable                                      N/A

Address of principal executive office                   538 Broadhollow Road
(street and number)

City, State and Zip Code                              Melville, New York 11747
--------------------------------------------------------------------------------

Part II - Rules 12b-25(b) and (c)

--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

Part III - Narrative

--------------------------------------------------------------------------------

     On March 31, 2000, the Company entered into Amendment No. 3 and Waiver (the "Waiver") to the Amended and Restated Credit, Security, Guaranty and Pledge Agreement, dated as of December 2, 1998, as amended and restated as of October 15, 1999 (the "Credit Agreement"), by and among the Company, certain subsidiaries of the Company, the lenders named therein, and The Chase Manhattan Bank, as lender and as agent for the lenders (collectively, the "Bank Syndicate"). The Waiver, among other things, waives the Company's compliance with certain financial tests for the period commencing April 1, 2000 through May 5, 2000. The Waiver requires additional disclosure and may require a change in the presentation of certain accounting matters. Accordingly, the Registrant is unable to file its annual report on Form 10-K for the year ended December 31, 1999 by March 30, 2000 without unreasonable effort and expense. The Registrant expects to file Form 10-K on or before April 14, 2000.

--------------------------------------------------------------------------------

Part IV - Other Information

--------------------------------------------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification


       Krishnan P. Thampi                                 (516) 694-1666
 ................................................................................
            (Name)                                      (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's management is performing a review of underperforming assets in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the impairment of long - lived assets and for long-lived assets to be disposed of" ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future cash flows associated with such assets. The measurement of the impairment losses to be recognized is based on the difference between the fair values and the carrying amounts of the assets. SFAS No 121 also requires that long-lived assets held for sale be reported at the lower of carrying amount or fair value less cost to sell. When factors indicate that goodwill should be evaluated for possible impairment, the company uses an estimate of the related business's undiscounted cash flows over the remaining life of the goodwill to assess recoverability. As a result of the company's restructuring of its principal credit facility and other issues, approximately $60.0 million in charges were recorded for write-down of long-lived assets in the third quarter and additional write-downs may be required through December 31, 1999.

     As a result of the review of underperforming assets the decision was made to exit various areas of operations that were not performing or expected to perform at levels which enhance shareholder value. The operations affected include selling or disposing of certain golf facilities as well as ice skating facilities and family entertainment centers. Revaluing certain assets and inventory write-downs included in cost of merchandise sold related to cancelled programs, specialty products no longer supported and excess capacity. Included in the consolidated statements of operations for the nine months ended September 30, 1999 were additional one-time charges related to the restructuring of the company's operations and the revaluation of assets. The pretax charges recorded in the third quarter associated with the restructuring of operations amounted to approximately $13.0 million and additional charges may be incurred for the year ended December 31, 1999.

     The Waiver, as defined above, expires May 5, 2000. This may require a change in Company's balance sheet presentation of current and long term liabilities to reflect all debt as currently due and payable.


                            Family Golf Centers, Inc.
                       -----------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date March 31, 2000            By: /s/ Krishnan P. Thampi
              ------------------            ---------------------------------
                                            Krishnan P. Thampi, President and
                                            Chief Accounting Officer

--------------------------------------------------------------------------------

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

--------------------------------------------------------------------------------



                                       3